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19005648

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 50449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRG Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Corporate Parkway, Suite 108
(No. and Street)

Amherst	New York	14226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Duggan (716) 247-5014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners, CPA's, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRG Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 25 2019
Washington, DC

Signature

President
Title

Notary Public

KAREN B. VANCE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires 1-31-23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRG Advisors, Inc.

Financial Statements
and Supplemental Information
December 31, 2018

TRG ADVISORS, INC.

Table of Contents

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TRG Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TRG Advisors, Inc. as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TRG Advisors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TRG Advisors Inc.'s management. Our responsibility is to express an opinion on TRG Advisors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TRG Advisors Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TRG Advisors Inc.'s financial statements. The supplemental information is the responsibility of TRG Advisors Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information noted above is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG+Partners CPAs PLLC

We have served as TRG Advisors, Inc.'s auditor since 2016.

Pittsford, New York

February 18, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

TRG ADVISORS, INC.

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	119,265
Commissions receivable		12,967
Total assets	$	132,232

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	10,142
Accounts payable and accrued expenses		60,773
Total liabilities		70,915
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value: 20,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		51,317
Total stockholder's equity		61,317
Total liabilities and stockholder's equity	$	132,232

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Statement of Income
For the Year Ended December 31, 2018

REVENUE	
Investment advisory and management fees	$ 365,234
Commission income	331,933
Total revenue	697,167
EXPENSES	
Payroll and related taxes	147,935
Commission expense	189,710
Professional fees	66,782
Employee benefits	29,591
Occupancy expenses	18,450
Technology	17,960
Corporate travel	17,202
Office expense	16,683
Equipment lease	8,693
Regulatory and CRD fees	7,889
Telephone	4,843
Insurance expense	4,074
Dues and subscriptions	3,633
Miscellaneous expense	6,071
Total expenses	539,516
INCOME BEFORE PROVISION FOR INCOME TAXES	157,651
PROVISION FOR INCOME TAXES	2,301
NET INCOME	$ 155,350

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2018	$ 100	$ 9,900	$ 188,022	$ 198,022
Net income	-	-	155,350	155,350
Stockholder distributions	-	-	(292,055)	(292,055)
BALANCE, December 31, 2018	$ 100	$ 9,900	$ 51,317	$ 61,317

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	155,350
Adjustments to reconcile net income to net cash provided by operating activities:		
Net changes in operating assets and liabilities affecting cash flows:		
Commissions receivable		74,945
Accounts receivable		84,953
Commissions payable		(52,465)
Accounts payable and accrued expenses		27,111
Net cash provided by operating activities		289,894
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions		(292,055)
Net cash used in financing activities		(292,055)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,161)
CASH AND CASH EQUIVALENTS:		
Beginning of year		121,426
End of year	$	119,265
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$	2,301

See Accompanying Notes to Financial Statements.

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2018

1. ORGANIZATION

TRG Advisors, Inc. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker which does not take possession of customer funds or carry customer accounts. The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker/dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

Effective July 1, 2018, the Company's registered investment advisory (RIA) functions were transferred to TRG Advisors, Inc. Florida (TRG Florida), a Florida corporation formed in 2017 and owned by the Company's stockholder. Accordingly, the accompanying financial statements include the Company's RIA activity for the six months ended June 30, 2018.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Cash and Cash Equivalents – For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits.

Receivables – Commissions receivable are primarily due from various investment companies. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that the commissions and accounts receivable are fully collectible.

Commission Income – Sales-based commission income is recorded on a trade-date basis as securities transactions occur. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Investment Advisory and Management Fees – Investment advisory and management fee income is recorded over the period in which services are provided based upon average monthly, weekly or quarterly net assets under management in accordance with the respective investment management agreements.

Income Taxes – The Company, with the approval of its stockholder, has elected to be taxed as an S Corporation for federal and state income tax purposes whereby the Company's income, deductions and tax attributes are included in the stockholder's individual tax returns. As a result, no provision for income taxes is reflected in the accompanying financial statements except for minimum state franchise taxes.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification No. 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. At December 31, 2018, management believes the Company had no uncertain tax positions that would require adjustment to the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. Any interest and penalties assessed to the Company would be reflected as an operating expense. The Company is no longer subject to audit by tax authorities for years prior to 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Advertising – The costs of advertising are expensed in the period incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers: Topic 606* (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the cumulative effect approach. The implementation of the new standard did not have a material impact on the Company's measurement or recognition of revenue. Refer to Note 3 for further details.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement* (ASU 2018-13). ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact, if any, that ASU 2018-13 will have on its related disclosures.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2019 and February 18, 2019, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU 2014-09 using the cumulative effect approach. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018 since the implementation of the standard did not have a material impact on the Company's measurement or recognition of revenue.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

3. REVENUE RECOGNITION *(Continued)*

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of mutual funds and annuity investments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

The following table presents the Company's total commission revenue disaggregated by investment product category and by commission type for the year ended December 31, 2018:

Annuities: trail-based commissions	$	90,177
Mutual funds:		
Trail-based commissions		193,767
Sales-based commissions		27,301
Other		20,688
	$	331,933

Investment Advisory and Management Fees – The Company's investment advisory and management fees are earned over the period in which such services are provided. The related performance obligations are generally satisfied daily or monthly based on assets under management. The investment management and advisory fees are calculated based upon average monthly, weekly or quarterly net assets under management in accordance with the respective investment management agreements. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the funds. Any corresponding fees paid are included in operating expenses.

4. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and commissions receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and other large financial institutions resulting from sales of financial instruments. Commissions are normally collected within 30 days of the related transaction. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined using market information and appropriate valuation methodologies. The Company's financial instruments consist of cash and cash equivalents, receivables and payables. At December 31, 2018, the amounts of these items in the accompanying statement of financial condition approximate their fair values as a result of their short maturities and liquidity.

Accounting principles generally accepted in the United States of America establish the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

- *Level 1* - Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* - Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* - Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2018, the Company's financial instruments were recorded at cost which approximated fair value as a result of their short-term maturities and liquidity. The following table presents the fair values of financial assets and liabilities and their related classification within the fair value hierarchy as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 119,265	$ -	$ -	$ 119,265
Receivables	12,967	-	-	12,967
	$ 132,232	$ -	$ -	$ 132,232
Liabilities:				
Commissions payable	$ 10,142	$ -	$ -	$ 10,142
Accounts payable and accrued expenses	60,773	-	-	60,773
	$ 70,915	$ -	$ -	$ 70,915

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2018, the Company had net capital of $58,492, which was $53,492 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of 1.21 to 1.

7. OPERATING LEASES

The Company leases office space from a relative of its stockholder pursuant to an operating lease agreement that requires monthly rental payments of $1,400. The agreement expired in June 2018, provides for automatic one-year renewal options, and is cancelable at any time upon 30 days notice. The Company also rented additional office space from an unrelated party on a month-to-month basis. Total rental expense was $18,450 for the year ended December 31, 2018 and is included in occupancy expense in the accompanying statement of income.

Additionally, the Company leases certain equipment pursuant to an operating lease agreement that requires monthly rental payments of approximately $724 through September 2019. Related equipment lease expense was $8,693 for the year ended December 31, 2018. Future lease obligations required under this noncancelable lease is as follows: 2019 - $6,516.

8. RETIREMENT PLAN

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company provides matching contributions of 50% of the first 8% of employee compensation, as defined. The Company's related expense was $6,867 for the year ended December 31, 2018, which is included in employee benefits expense in the accompanying statement of income.

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, TRG Florida entered into an expense sharing agreement with the Company which provides for the reimbursement of certain common expenses. The agreement can be canceled by either party at any time upon providing seven days written notice. During the year ended December 31, 2018, the expenses charged to the Company by TRG Florida were as follows:

Payroll	$	77,164
Commissions		57,264
Technology		15,460
Employee benefits		14,498
Occupancy		10,050
Professional fees		9,695
Other expenses		17,812
	$	201,943

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2018

9. RELATED PARTY TRANSACTIONS *(Continued)*

Additionally, during the year ended December 31, 2018, the Company charged TRG Florida $153,119 for advisory fees earned by the Company prior to TRG Florida assuming the RIA function in July 2018.

At December 31, 2018, the net amount owed to TRG Florida for these items was $48,824 which was included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Prior to the formation of TRG Florida, the Company had an expense sharing agreement with Touchstone Retirement Group (Touchstone), a related party, which was terminated on June 30, 2018. During the year ended December 31, 2018, the Company was charged $34,533 in payroll expenses and $38,000 in consulting expense by Touchstone. The consulting expense is included in professional fees in the accompanying statement of income.

Additionally, as stated in Note 7, the Company leases office space from a relative of the Company's stockholder.

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31. 2018

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	61.317
Deduct: stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		61.317
Add:		
Liabilities subordinated to claims for general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		61.317
Deductions and/or charges:		
Total non-allowable assets from statement of financial condition		(2.825)
Security demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions (tentative net capital)		58.492
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentration		-
Other		-
Net capital	$	58.492

(Continued)

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. liabilities from statement of financial condition	$	70,915
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	70,915

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	4,728
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of two)	$	5,000
Excess net capital (net capital less net capital requirement)	$	53,492
Excess net capital at 1000%	$	51,400
Percentage of aggregate indebtedness to net capital		121.24%

Reconciliation with computation included in Part IIA of FOCUS Report as of December 31, 2018

Net capital, as reported in the Company's Part II (unaudited) FOCUS Report	$	104,555
Audit adjustment to increase commissions expense		(46,063)
Net capital per audited financial statements	$	58,492

(Concluded)

TRG ADVISORS, INC.

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2018

To the best of my knowledge and belief, TRG Advisors, Inc. claims exemption from 17 C.F.R.§240.15c3-3.(k)(1) (the exemption provision) for the entire year ended December 31, 2018.

To the best of my knowledge and belief, TRG Advisors, Inc. has met the identified exemption provisions under 17 C.F.R.§240.15c3-3(k)(1) throughout the entire year ended December 31, 2018 as described in paragraph (d)(4)(iii) of this section without exception.

Paul Duggan, President

RDG + Partners

ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TRG Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) TRG Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TRG Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(1)) (the "exemption provision") and (2) TRG Advisors, Inc. stated that they met the identified exemption provision throughout the most recent fiscal year without exception. TRG Advisors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TRG Advisors, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG+Partners CPAs PLLC

Pittsford, New York

February 18, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

TRG ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are not applicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
TRG Advisors, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by TRG Advisors, Inc. and the SIPC, solely to assist you and SIPC in evaluating TRG Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. TRG Advisors Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on TRG Advisors Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of TRG Advisors, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs PLLC

Pittsford, New York

February 18, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1415***********************MIXED AADC 220
50449 FINRA DEC
TRG ADVISORS INC
6600 SHERIDAN DR STE 110
AMHERST, NY 14221-4845

NEW 500 Corporate Pkwy Ste 108
Amherst, NY 14226

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Vance 716-247-4214

2. A. General Assessment (item 2e from page 2) $ 902

B. Less payment made with SIPC-6 filed (exclude interest) (738)
7-24-18
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 164

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 164

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 164

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRG Advisors Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 5th day of February, 2019

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 697,168
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	95,715
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	601,453
2d. SIPC Net Operating Revenues	$ 601,453
2e. General Assessment @ .0015	$ 902 (to page 1, line 2.A.)